SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July 2017

CGG

Tour Maine Montparnasse –

33 Avenue du Maine – BP 191 – 75755

PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Wins Brazil Data Processing Contract for World’s Largest Seabed Seismic Survey

Paris, France – July 19, 2017

CGG announced today the award by Petrobras of a contract to process the seismic data from a 3D Ocean Bottom Node (OBN) survey covering a full-fold area of 2180 km2 in Brazil’s deepwater Santos Basin. This will be the largest node survey ever acquired and processed in the industry. The survey will be acquired by Seabed Geosolutions, CGG’s joint venture with Fugro.

The resulting OBN data set will be processed in CGG’s long-established Rio de Janeiro Subsurface Imaging Center, which has the largest computer capacity and greatest expertise in the region.

Jean-Georges Malcor, CEO, CGG, said: “CGG is a natural choice for this high-profile OBN processing contract given our in-depth geological knowledge of the Santos Basin and our recognized track record and proven advanced technologies for OBN processing. OBN surveys are one option at present for acquiring full-azimuth data offshore Brazil and we will work closely with Seabed Geosolutions to deliver the best images of the subsurface in the highly prospective Santos Basin.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,600 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers. CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date	July 19th, 2017	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN Chief Financial Officer